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                               May 6, 2022

       George J. Leimer
       Chief Executive Officer
       RSE Innovation, LLC
       250 Lafayette Street, 2nd Floor
       New York, NY 10012

                                                        Re: RSE Innovation, LLC
                                                            Post Qualification
Amendment No. 2 to Form 1-A
                                                            Response dated
April 26, 2022
                                                            File No. 024-11612

       Dear Mr. Leimer:

              We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Written Response filed April 26, 2022

       General

   1. We note your response to comment three, but we are unable to agree that the "form of"
                                                        agreement is
substantially identical in all material respects to the purchase agreement, as it does not include
certain material terms such as the counterparty and purchase price. Please file a final executed
copy of each purchase agreement or purchase option agreement as an exhibit to the Form
1-A.
   2. We note your response to comment two, which implies that you will continue to use a
                                                        "Current Value" on the
Platform for each series asset following the closing of the offering, and this value will be
determined using secondary trading activity on the Platform. Please tell us why you believe
that the secondary trading activity is sufficient to determine the current value of the
underlying asset.
 George J. Leimer
FirstName  LastNameGeorge J. Leimer
RSE Innovation, LLC
Comapany
May  6, 2022NameRSE Innovation, LLC
May 6,
Page 2 2022 Page 2
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services